             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                ------------

                                 FORM 6-K
                         Report of Foreign issuer

                 Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                                ------------

                       For the Month of November 2003

                                ------------

                      (Commission File. No 0-30718).

                                ------------

                SIERRA WIRELESS, INC., A CANADA CORPORATION
               ---------------------------------------------
               (Translation of registrant's name in English)

                            13811 Wireless Way
                Richmond, British Columbia, Canada V6V 3A4
           -----------------------------------------------------
           (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F  X        40-F
                                ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:  X
                           ---                ---

                                 AIRPRIME, INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
  (Expressed in thousands of United States dollars, except per share amounts)
                   (Prepared in accordance with United States
                 generally accepted accounting principles (GAAP))
                                   (Unaudited)

Six months ended June 30,                                   2003        2002
                                                          --------    --------
Revenue...............................................    $ 15,248    $  7,483
Cost of goods sold....................................       9,963       4,562
                                                          --------    --------
Gross margin..........................................       5,285       2,921
                                                          --------    --------

Expenses
  Sales and marketing.................................         724       1,410
  Research and development, net.......................       4,209       7,250
  Administration......................................       1,555       2,768
  Amortization........................................       1,100       1,014
                                                          --------    --------
                                                             7,588      12,442
                                                          --------    --------
Loss from operations..................................      (2,303)     (9,521)

Other income (expense)................................      (1,340)        139
                                                          --------    --------
Net loss..............................................      (3,643)     (9,382)
Dividends on preferred stock..........................          --        (755)
                                                          --------    --------
Net loss allocable to common shareholders.............      (3,643)    (10,137)
Deficit, beginning of period..........................     (87,908)    (70,188)
                                                          --------    --------
Deficit, end of period................................    $(91,551)   $(80,325)
                                                          --------    --------
                                                          --------    --------

See accompanying notes to financial statements.

                                 AIRPRIME, INC.

                                  BALANCE SHEET
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                   June 30,
                                                                     2003
                                                                  -----------
                                                                  (Unaudited)
ASSETS
Current assets
  Cash and cash equivalents.....................................   $  1,105
  Restricted cash...............................................      1,000
  Accounts receivable...........................................      3,313
  Inventories...................................................        406
  Other current assets..........................................        197
                                                                   --------
                                                                      6,021
Fixed assets....................................................      1,571
Intangible assets...............................................        329
Other...........................................................      2,187
                                                                   --------
                                                                   $ 10,108
                                                                   --------
                                                                   --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..............................................   $  4,061
  Accrued liabilities...........................................      2,202
  Deferred revenue..............................................        200
                                                                   --------
                                                                      6,463
Long-term liabilities...........................................      6,139

Shareholders' equity
  Share capital.................................................     89,057
  Deficit.......................................................    (91,551)
                                                                   --------
                                                                     (2,494)
                                                                   --------
                                                                   $ 10,108
                                                                   --------
                                                                   --------

Contingencies (note 3).

See accompanying notes to financial statements.

                                 AIRPRIME, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                               Additional         Accumulated
                                     Junior Common Stock     Paid-in Capital        Deficit         Total
                                     -------------------     ---------------      -----------      -------
                                     Shares       Amount
Balances at December 31, 2002......  19,759         $--          $89,057           $(87,908)       $ 1,149
  Net loss.........................      --          --               --             (3,643)        (3,643)
                                     ------         ---          -------           --------        -------
Balances at June 30, 2003..........  19,759         $--          $89,057           $(91,551)       $(2,494)
                                     ------         ---          -------           --------        -------
                                     ------         ---          -------           --------        -------

See accompanying notes to financial statements.

                                 AIRPRIME, INC.

                           STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                  (Unaudited)

Six months ended June 30,                                   2003        2002
                                                          --------    --------
Cash flows from operating activities:
  Net loss for the period..............................   $(3,643)    $ (9,382)
  Adjustments to reconcile net loss to net
    cash provided by operating activities
    Amortization.......................................     1,100        1,014
    Series C preferred stock issued for services.......        --           20
    Common stock issued for services...................        --           15
  Changes in operating assets and liabilities
    Accounts receivable................................    (1,356)      (1,921)
    Inventories........................................       397       (1,077)
    Other current assets...............................       (52)         (99)
    Accounts payable...................................     1,355        3,054
    Accrued liabilities................................         3       (1,829)
    Deferred revenue and credits.......................      (985)          --
    Other assets.......................................       603          (38)
                                                          -------     --------
  Net cash used in operating activities................    (2,578)     (10,243)

Cash flows from investing activities:
    Purchase of fixed assets...........................       (83)      (1,019)
    Decrease in restricted cash........................        --        2,200
                                                          -------     --------
  Net cash provided by (used in) investing activities..       (83)       1,181

Cash flows from financing activities:
    Proceeds from borrowing............................     1,729           --
    Proceeds from issuance of preferred stock..........        --        2,206
    Proceeds from issuance of common stock.............        --            1
                                                          -------     --------
  Net cash provided by financing activities............     1,729        2,207
                                                          -------     --------
Net decrease in cash and cash equivalents..............      (932)      (6,855)
Cash and cash equivalents, beginning of period.........     2,037        9,102
                                                          -------     --------
Cash and cash equivalents, end of period...............   $ 1,105     $  2,247
                                                          -------     --------
                                                          -------     --------

See supplementary cash flow information (note 4).

See accompanying notes to financial statements.

                                 AIRPRIME, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (Expressed in thousands of United States dollars, except per share amounts)
                (Prepared in accordance with United States GAAP)
                                  (Unaudited)

1.   BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These financial statements should be read in conjunction with the financial statements and notes thereto included in our fiscal 2002 audited financial statements.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, we have incurred recurring net losses. This, among other factors, may indicate that we will be unable to continue as a going concern for a reasonable period of time.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  STOCK-BASED COMPENSATION

     We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized. Had compensation cost for our employee stock option plan been determined by the fair value method, our net loss would have been as follows:

     Six months ended June 30,                                         2003        2002
                                                                     -------     -------
     Net loss:
       As reported................................................   $(3,643)    $(9,382)

       Less: Total stock-based employee compensation expense
         determined under fair value based method for all awards..      (124)       (235)
                                                                     -------     -------
     Pro forma....................................................   $(3,767)    $(9,617)
                                                                     -------     -------
                                                                     -------     -------

     We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

     We have estimated the fair value of each option on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

     Six months ended June 30,                                    2003        2002
                                                                -------     -------
     Expected dividend yield...............................          --          --
     Expected stock price volatility.......................          70%         70%
     Risk-free interest rate...............................        3.00%       5.00%
     Expected life of options..............................     5 years     5 years
     Weighted average fair value of options granted........       $5.75       $0.13

(b)  RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted FAS No. 150, which had no effect on our financial statements.

     In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of FAS No. 149 on our financial results.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because we do not have any variable interest entities, there is no impact on our financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45 in our financial statements.

     In November 2002, FASB issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables. In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact of this accounting pronouncement on our financial results.

3.   CONTINGENCIES

(a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

                                                           2003     2002
                                                           ----     ----
     Balance, January 1.................................   $174     $ 80
     Provisions.........................................    252       56
     Expenditures.......................................    (42)      --
     Adjustment to provision............................     --      (79)
                                                           ----     ----
     Balance, June 30...................................   $384     $ 57
                                                           ----     ----
                                                           ----     ----

(b)  LEGAL PROCEEDINGS

     We are engaged in legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

4.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                           2003     2002
     Six months ended June 30,                             ----     ----
     Cash received for interest.........................   $ 14     $100
     Cash paid for interest.............................    237       --
     Non-cash investing and financing activities
       Preferred stock dividends........................     --      755
       Common stock warrants issued to non-employees
         in connection with notes payable...............     --      880

5.   SUBSEQUENT EVENTS

On August 12, 2003, Sierra Wireless, Inc. ("Sierra") acquired 100% of the outstanding securities of AirPrime in exchange for 3,708,521 common shares of Sierra. Immediately prior to the acquisition, the convertible notes payable of $6,139 were converted into common shares of AirPrime. Subsequent to the acquisition date, AirPrime's name was changed to Sierra Wireless America, Inc.

6.   COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Sierra Wireless, Inc.

                                 By: /s/ Peter W. Roberts
                                     -----------------------------------------
                                     Peter W. Roberts, Chief Financial Officer

Date: November 4, 2003